                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 3)/1/



                              1-800 CONTACTS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   681977 10 4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


    [_] Rule 13d-1(b)

    [_] Rule 13d-1(c)

    [X] Rule 13d-1(d)


                                   ----------


---------------
    /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

------------------------------                           ---------------------
  CUSIP NO. 68197 104                    13G               Page 2 of 6 Pages
------------------------------                           ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      John F. Nichols
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,332,204
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,322,204
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,322,204
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      11.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      Individual

==============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

         Item 1(a).        Name of Issuer:

                           1-800 CONTACTS, INC.

         Item 1(b).        Address of Issuer's Principal Executive Offices:

                           66 E. Wadsworth Park Drive, 3rd Floor
                           Draper, Utah 84020

         Item 2(a).        Name of Person Filing:

                           This Schedule 13G is being filed by John F. Nichols, an individual (the "Reporting Person"). As of December 31, 2001, the Reporting Person had (i) direct beneficial ownership of 1,315,646 shares of common stock, par value $.01 per share (the "Common Stock"), of 1-800 CONTACTS, INC., a Delaware corporation (the "Company"); (ii) deemed beneficial ownership of 15,550 shares of Common Stock that can be acquired by Mr. Nichols through the exercise of options that are or will become exercisable within 60 days of December 31, 2001 and (iii) indirect beneficial ownership of 1,058 shares of Common Stock held by the Reporting Person on behalf of Micah Matthew Howard under the Uniform Gift to Minors Act.

         Item 2(b).        Address of Principal Business Office or, if none,
                           Residence:

                           The address of the principal business office of the Reporting Person is c/o 1-800 CONTACTS, INC., 66 E. Wadsworth Park Drive, 3rd Floor, Draper, Utah 84020.

         Item 2(c).        Citizenship:

                           The Reporting Person is a citizen of the United
                           States.

         Item 2(d).        Title of Class of Securities:

                           Common Stock, par value $.01 per share.

         Item 2(e).        CUSIP No.:

                           681977 10 4

                               Page 3 of 6 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable.

Item 4.           Ownership:

                  As of December 31, 2001, the Reporting Person had the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of shares of Common Stock as follows:

                  (a)      Amount beneficially owned: 1,322,204

                  (b)      Percent of class: 11.5%

                  (c)      Number of shares as to which such person has:

                           (i)    Sole power to vote or to direct the vote:
                                  1,322,204

                           (ii)   Shared power to vote or to direct the vote:
                                  None.

                           (iii) Sole power to dispose or to direct the disposition of: 1,322,204

                           (iv) Shared power to dispose or to direct the disposition of: None.

                  As of December 31, 2001, the Reporting Person had (i) direct beneficial ownership of 1,315,646 shares of Common Stock; (ii) deemed beneficial ownership on 15,550 shares of Common Stock that can be acquired by Mr. Nichols through the exercise of options that are or will become exercisable within 60 days of December 31, 2001; and (iii) indirect beneficial ownership of 1,058 shares of Common Stock held by the Reporting Person on behalf of Micah Matthew Howard under the Uniform Gift to Minors Act.

                  All percentages calculated in this Schedule 13G are based upon an aggregate of 11,574,269 shares of Common Stock outstanding as of November 6, 2001, as disclosed in the Company's Quarterly Report on Form 10-Q for the Quarterly Period ended September 29, 2001. All share amounts reflect a two-for-one stock split effected by the Company in August 2000.

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

                                Page 4 of 6 Pages

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock listed herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not Applicable.

Item 9.           Notice of Dissolution of Group:

                  Not Applicable.

Item 10.          Certification:

                  Not Applicable.

                                Page 5 of 6 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: February 12, 2002                             /s/John F. Nichols
                                                    ----------------------------
                                                    Name: John F. Nichols

                               Page 6 of 6 Pages